                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee Required)

         FOR THE TRANSITION PERIOD FROM  TO


                         COMMISSION FILE NUMBER: 0-20135


                         INTERMEDIA COMMUNICATIONS INC.
             (Exact name of registrant as specified in its charter)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Intermedia Communications Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Intermedia Communications Inc.
                               One Intermedia Way
                            Tampa, Florida 33647-1752
                                 (813) 829-0011

REQUIRED INFORMATION

Intermedia Communications Inc. 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Required information includes financial statements and schedules for the Plan prepared in accordance with ERISA reporting requirements.


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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Intermedia Communications Inc.
401(k) Profit Sharing Plan

December 31, 1999 and 1998 and Year Ended December 31, 1999 with Report of Independent Auditors


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                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan


                          Audited Financial Statements
                           and Supplemental Schedules



          December 31, 1999 and 1998 and Year Ended December 31, 1999



                                    CONTENTS

Report of Independent Auditors..........................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................................2
Statement of Changes in Net Assets Available for Benefits...............................3
Notes to Financial Statements...........................................................4

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes at End of Year.....9
Schedule G, Part III--Schedule of Nonexempt Transactions...............................10

                         Report of Independent Auditors

The Plan Administrator
Intermedia Communications Inc.
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Intermedia Communications Inc. 401(k) Profit Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998 and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999 and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                 /s/ Ernst & Young LLP


Tampa, Florida
June 26, 2000




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

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan

                 Statements of Net Assets Available for Benefits

                                              DECEMBER 31
                                          1999            1998
                                  ----------------------------------
ASSETS

Investments, at fair value            $65,937,412     $37,797,639

Contribution receivables                1,225,175       1,159,938
                                  ----------------------------------

Net assets available for benefits     $67,162,587     $38,957,577
                                  ==================================



See accompanying notes.




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

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
   Investment income:
     Net appreciation in fair value of investments                   $14,398,239
     Interest and dividends                                            2,099,335
                                                                     -----------
                                                                      16,497,574
   Contributions:
     Participants                                                     14,179,815
     Employer                                                          4,661,394
                                                                     -----------
                                                                      18,841,209
                                                                     -----------
Total additions                                                       35,338,783

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
   Benefits paid directly to participants                              7,115,068
   Excess contribution refund                                             14,882
   Other                                                                   3,823
                                                                     -----------
Total deductions                                                       7,133,773
                                                                     -----------

Increase in net assets available for benefits                         28,205,010
Net assets available for benefits at beginning of year                38,957,577
                                                                     -----------
Net assets available for benefits at end of year                     $67,162,587
                                                                     ===========



See accompanying notes.




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

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan


                          Notes to Financial Statements


                                December 31, 1999

1. DESCRIPTION OF PLAN

The following description of the Intermedia Communications Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Intermedia Communications Inc. and affiliated companies (collectively, the Company) who have at least three months of service and are age 21 or older, except those employees whose employment is governed by a collective bargaining agreement or leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 1998, the Plan was amended and restated to allow for the transfer of certain plan assets to the Putnam Group of Investment Funds. Additional amendments were made to the Plan to allow employees who were employed by the following companies acquired by the Company to participate in the Plan:
Shared Technologies Fairchild, Inc. (Shared), Long Distance Saver group of companies (collectively, LDS) and National Telecommunications of Florida, Inc. and NTC, Inc. (collectively, National). Employees previously making salary reduction contributions under 401(k) plans sponsored by Shared, LDS, or National (collectively, previous plans) began to make salary deferrals into the Plan at the rates being made under the previous plans, unless such participants elected to change or cease making such contributions.

Effective January 1, 1999, all participants of the Digex, Incorporated (Digex) 401(k) Profit Sharing Plan became eligible to participate in the Plan. Digex is a majority-owned subsidiary of the Company. Employees previously making salary reduction contributions under a 401(k) plan sponsored by Digex began to make salary deferrals into the Plan unless such participants elected to change or cease making such contributions.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation up to certain amounts, as defined in the plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Company contributions are discretionary at the option of the Company's Board of Directors. The Company contributed 50% of the first 7% of compensation that a participant contributed to the Plan during 1999.




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

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan


                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is incrementally vested over three years of credited service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in percentage increments in any of eleven investment options. Participants may change their investment options daily.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 1 to 15 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment equal to the vested value of his or her account, or choose from various forms of annuity payments. As of December 31, 1999 and 1998, participants elected distributions in the amount of $128,624 and $14,112, respectively, that had not yet been paid.




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
                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan


                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

All investments, other than loans to participants, are stated at fair value which equals the quoted market price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.




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

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan


                    Notes to Financial Statements (continued)


3. INVESTMENTS

The Plan's investments were held and administered by Union Central Life Insurance Company through June 30, 1998 and by Putnam Fiduciary Trust Company beginning July 1, 1998.

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                                   TOTAL NET
                                                                 APPRECIATION IN
                                                                  FAIR VALUE OF
                                                                   INVESTMENTS
                                                                   -----------
         Intermedia Communications Inc. Common Stock               $ 2,950,486
         Putnam Mutual Funds                                        11,447,753
                                                                   -----------
                                                                   $14,398,239
                                                                   ===========

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                                   DECEMBER 31
                                                              1999              1998
                                                         ----------------------------------
         Putnam Growth Opportunities Fund                  $22,059,886       $12,767,105
         Intermedia Communications Inc. Common Stock         7,170,451                 *
         Putnam Capital Appreciation Fund                    6,547,765         6,373,468
         Putnam Money Market Fund                            6,481,083         5,109,701
         Putnam New Opportunities Fund                       6,419,237                 *
         The Putnam Fund for Growth & Income                 5,029,774         3,999,058
         Putnam Equity Income Fund                           3,398,506         3,145,553

*Investment was not greater than 5%.




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

                         Intermedia Communications Inc.
                           401(k) Profit Sharing Plan


                    Notes to Financial Statements (continued)


4. Income Tax Status

The Company has received a determination letter from the Internal Revenue Service dated June 2, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and has applied for a new determination letter which it has not yet received. However, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Administrative Expenses

The Company pays for all administrative costs on behalf of the Plan. These costs may include third-party administration fees, legal fees, audit fees, and investment fees, among others. Fees for administrative services are based upon reasonable and customary rates.

6. Subsequent Events

Effective April 1, 2000, the Company added the investment option of Digex common stock to the plan.

Effective July 1, 2000, the Company will transfer the investments and participants of Digex to the newly formed Digex, Incorporated 401(k) Plan.




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

Intermedia Communications Inc.
401(k) Profit Sharing Plan
E.I.N:  69-2913586
Plan No.:  001
Schedule H, Line 4i
Schedule of Assets Held for Investment Purposes at End of Year

December 31, 1999

                                              (c) Description of
                                              Investment, Including Maturity
   (b) Identity of                            Date, Rate
   Issue, Borrower,                           of Interest, Collateral, Par or                (e) Current Value
(a)Lessor or Similar Party                    Maturity Value                     (d) Cost
-----------------------------------------------------------------------------------------------------------------------

   Mutual Funds

   Putnam Growth Opportunities Fund           Mutual Fund                                        $22,059,886
*  Putnam Capital Appreciation Fund           Mutual Fund                                          6,547,765
*  Putnam New Opportunities Fund              Mutual Fund                                          6,419,237
*  The Putnam Fund for Growth & Income        Mutual Fund                                          5,029,774
*  Putnam Equity Income Fund                  Mutual Fund                                          3,398,506
*  Putnam International Growth Fund           Mutual Fund                                          3,139,695
*  Putnam International Voyager Fund          Mutual Fund                                          2,896,636
*  Putnam Diversified Income Trust            Mutual Fund                                          1,132,049
                                                                                                 -----------
                                                                                                  50,623,548
   Common Stock

*  Intermedia Communications Inc.             Common Stock                                         7,170,451
                                                                                                 -----------
                                                                                                   7,170,451
   Money Market Fund

*  Putnam Fiduciary Trust Company             Money Market Fund                                    6,481,083
                                                                                                 -----------
                                                                                                   6,481,083
   Loans to Participants

   Participant Loans                          5.6% - 10.75%                                        1,662,330
                                                                                                 -----------
   Total Investments                                                                             $65,937,412
                                                                                                 ===========

* Party-in-interest.

Note: Cost information has not been included in column (d) because all investments are participant directed.




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

Intermedia Communications Inc.
401(k) Profit Sharing Plan
E.I.N:  69-2913586
Plan No.:  001


Schedule G, Part III--Schedule of Nonexempt Transactions


Year ended December 31, 1999

                               (b) Relationship to       (c) Description of Transactions Including Maturity Date,
                               Plan, Employer, or        Rate
(a) Identity of Party          Other                     of Interest, Collateral, Par
Involved                       Party-in-Interest         or Maturity Value
------------------------------------------------------------------------------------------------------------------
Intermedia Communications      Plan Sponsor              Late remittance of participant contributions for the
Inc.                                                     November 30, 1999 semimonthly pay period in the amount of
                                                         $761,350, deposited December 28, 1999

Columns (d) through (j) are not applicable.




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

                                  Exhibit Index

Number            Exhibit

23.1              Consent of Independent Auditors




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

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 2000

                                    INTERMEDIA COMMUNICATIONS INC.
                                             401 (K) Plan
                                            (Name of Plan)

                                     By:       /s/ Michael J. Randels
                                         ---------------------------------------
                                                   Michael J. Randels
                                             Vice President-Human Resources







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